Exhibit 99.1

500.com Limited Announces Suspension of Sales by Certain Provincial Sports Lottery Administration Centers

SHENZHEN, China, February 25, 2015—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), a leading online sports lottery service provider in China, today announced that it had recently come to the Company’s attention that certain provincial sports lottery administration centers to which the Company provides sport lottery sales services plan to temporarily suspend accepting online purchase orders for lottery products, in response to the Notice on Issues Related to Self-Inspection and Self-Remedy of Unauthorized Online Lottery Sales (the “Notice”), which was jointly promulgated by the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China on January 15, 2015.

The Notice requires provincial and municipal government branches, including financial, civil affairs and sports bureaus, to conduct inspection and take remedial measures for unauthorized online lottery sales within their respective jurisdictions. The scope of inspection includes, among other things, commercial contract arrangements, online lottery products, lottery sales data exchange, online lottery sales channels, and sales commission fees in connection with unauthorized engagements of online sales agents by lottery administration centers. The Notice further requires a formal report on the result of the self-inspection and self-remedy be submitted by each provincial or municipal government to the Ministry of Finance, the Ministry of Civil Affairs and the General Administration of Sports of the People’s Republic of China by March 1, 2015.

The Company was informed by certain provincial sports lottery administration centers that as part of their respective self-inspection processes, such provincial sports lottery administration centers plan to temporarily suspend accepting online purchase orders for lottery products starting from February 25, 2015. Four high frequency lottery products for which the Company currently provides online services are affected as a result andthe Companywill not be able to accept online purchase orders for such suspended lottery products. Aggregate revenue generated from the four suspended lottery products accounted for approximately 10.6% and 9.6% of the Company’s total revenue in 2013 and 2014, respectively. The Company is closely monitoring the development of the matter and will disclose relevant information in a timely manner once available.

The Company notes that, as stated in the preamble of the Notice, the promulgation of the Notice is an important step by the competent government authorities to sanction unauthorized online lottery sales and to ensure healthy development of the lottery market in China. Although there is uncertainty involved in the implementation of the Notice, the Company believes such measures would have long-term beneficial effects on the lottery market in China. In addition, the Company wishes to reiterate that the Company has obtained the approval from the Ministry of Finance to provide online sports lottery services on behalf of China Sports Lottery Administration Center.

About 500.com Limited

500.com Limited (NYSE:WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the third companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China. According to iResearch, the Company had the largest market share among online lottery service providers for the third six months of 2013, in terms of the total purchase amount of sports lottery products.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com